21st Floor, Everbright Bank Building,
Zhuzilin, Futian District, Shenzhen, Guangdong,
People’s Republic of China 518040
Tel.: (+86) 755 -8370-8333
Fax: (+86) 755-8370-9333

November 2, 2009

By EDGAR Transmission and by Hand Delivery

Mark P. Shuman
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:

China Information Security Technology, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed August 12, 2009
File No. 333-159375

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008
Filed August 12, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Filed August 6, 2009
File No. 001-34076

Dear Mr. Shuman:

On behalf of China Information Security Technology, Inc. ("CIST," "we," or "our"), we hereby submit the enclosed Amendment No. 2 (the "S-3/A") to our Registration Statement on Form S-3 (the "Registration Statement") and Amendment No. 1 to our Current Report on Form 8-K filed on August 11, 2009, in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received on August 28, 2009, with respect to the Registration Statement.

We understand and agree that:

a.         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.         the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

General

1.

According to your Form 8-K filed on August 11, 2009, on August 7, 2009 Wendy Wang resigned from her position as Chief Financial Officer of the company and the company appointed Ms. Jackie You Kazmerzak as the new CFO. However, your amended Form S-3, Forms 10-K and 10-Q, as well as the certifications in the Exchange Act reports are signed by Wendy Wang on August 12, 2009 as CFO. Please ensure that your certifications are executed by the person serving in the capacity of CFO on the date the certification is signed.

Response: Ms. Wang's resignation was effective as of August 17, 2009 (as disclosed in the press release furnished with the current report on Form 8-K announcing the change). We have amended the Form 8-K to properly reflect the effective date of Ms. Wang's resignation and Ms. Kazmerzak's appointment. We confirm that Ms. Kazmerzak will be executing all signatures and certifications in her capacity as CFO going forward.

2.

You state that you have submitted an application for confidential treatment for portions of agreements with principal customers and suppliers. We are reviewing the application and will provide comments separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

Response: We understand that any comments received in connection with our application for confidential treatment for portions of such agreements will need to be resolved prior to the effective date of the registration statement.

Amendment No. 1. to Form S-3

3.

In response to comment 1 of our letter dated June 19, 2009, you state in your response letter that you are relying on General Instruction I.B.1 to Form S-3 to register this transaction. Accordingly, it does not appear that you are subject to the sales limitations in General Instruction I.B.6 to Form S-3. Please explain or revise your statement in footnote 1 of the registration fee table that references General Instruction I.B.6.

Response: We had relied on General Instruction I.B.6. to Form S-3 in connection with our original filing of the Registration Statement, but as of the filing of our letter dated August 12, 2009, and as of today’s date, we have relied on General Instruction I.B.I. We have revised our statement in footnote of the registration fee table to remove references to General Instruction 1.B.6.

4.

The opinion of Zhong Lun Law Firm states that “legal opinion shall not be used, circulated, quoted, other otherwise referred to for any other purposes, nor is anyone else other than the addressee hereof entitled to rely on this opinion.” Please revise to eliminate language that states or implies that investors are not entitled to rely on the opinion.

Response: The Zhong Lun Law Firm has revised its legal opinion to remove the limitation language. The revised legal opinion is filed as an exhibit to the Form S-3/A.

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

Form 10-K/A Amendment No. 1 for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 38

5.

We note the added disclosure in response to comment 5 of our letter dated July 2, 2009 that unbilled accounts receivable has the same impact on your liquidity and operating cash flows as normal accounts receivable. On page F-10 you disclose that unbilled accounts receivable are generally invoiced upon the completion of work orders, which is estimated to be within one year. In light of the potential significant delay in billing and subsequent collection, please tell us how you considered the impact on your liquidity and operating cash flows, including how the impact differs from normal accounts receivable. Explain why there was a significant increase in unbilled receivables at December 31, 2008 compared to the prior year-end and separately quantify the amounts representing deferred and recognized revenues.

Response: The majority of our software development and systems integration projects provide for scheduled milestone invoicing to our customers. Therefore invoices are issued at different times throughout the term of the contract. Revenues from these contracts are recognized as work is completed, in accordance with paragraphs 74-91 of SOP 97-2 and SOP 81-1, using the percentage of completion method. Accordingly, revenue and unbilled accounts receivable may be recorded before or after a scheduled invoice is issued to our customers. Invoices are generally issued within three months of the revenue being recorded, and contracts are generally completed within twelve months of inception. As of December 31, 2008, unbilled accounts receivable arose primarily from 81 contacts that commenced in the fourth quarter of 2008. This was significantly greater than the $6.4 million of unbilled accounts receivable at December 31, 2007, of which $5.8 million arose from 32 contracts that commenced in the fourth quarter of 2007. Because invoices are typically issued within three months of revenue being recognized, i.e. amounts in unbilled accounts receivable are transferred to billed accounts receivable within three months, the Company determined that unbilled accounts receivable has the same impact on our liquidity and operating cash flows as normal accounts receivable.

The Company will add clarifying disclosures regarding the foregoing in future fillings.

Item 9A. Controls and Procedures
(b) Management’s Report on Internal Control Over Financial Reporting, page 43

6.

We note your response to comment 9 of our letter dated July 2, 2009. Please tell us whether you discovered any errors in your quarterly reports filed during 2008 as a result of the identified inadequacies in the company’s internal control policies and procedures.

Response: In connection with the material weaknesses identified at year end, management undertook an evaluation of the quarterly reports filed during 2008. Based on this evaluation, management concluded that there were no errors in the Company’s previously filed reports.

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

(c) Changes in Internal Controls over Financial Reporting, page 43

7.

We note your response to comment 14 of our letter dated June 19, 2009 that you do not believe that the costs of remediation for the identified material weaknesses have a material effect on our financial position, cash flows, or results of operations. It appears that the company is intending to take several measures to remediate the identified material weaknesses, including hiring additional financial reporting and accounting personnel, engaging a qualified external consultant, and adjusting the company’s internal processes for collecting and reviewing financial information. In your response letter, please explain the basis for your belief that you do not believe that the costs of these remedial measures will not be material.

Response: In 2008, the Company retained the services of an outside consultant to assist with the preparation of its 2008 financial statements and its report on internal control over financial reporting. The Company also hired new accounting staff in late 2008 and early 2009, including staff with relevant US GAAP experience. The accounting staff worked closely with the outside consultant and, after the report on 2008 was completed in the first quarter of 2009, the Company’s accounting staff assumed full responsibility for the Company’s financial statements and the internal control function and the contract with the outside consultant was concluded. The material weaknesses that were identified relate primarily to the financial reporting function.

Management believes that the cost of remediation will not have a material impact on 2009 because:

(a)

The Company has been able to reallocate its existing human resources to focus on the financial reporting function, and will not incur significant additional costs (less than $100,000) on the hiring of new personnel.

(b)	The cost of the outside consultant identified in the Company’s remediation plan will not be an additional cost, rather a replacement cost for the consultant retained in 2008.

Item 8. Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3. Variable Interest Entity, page F-16

8.

In your response to comment 7 of our letter dated July 2, 2009 you state that neither the company nor IST participated in the design of iASPEC and that iASPEC was not designed so that substantially all of its activities involve or are conducted on behalf of IST or the company. Please tell us the following regarding the activities of iASPEC:

  whether subsequent to entering into the Turnkey Agreement, iASPEC had operations aside from those involving IST and the company;

  compare and contrast iASPEC’s activities, nature of and size, prior to and subsequent to entering into the Turnkey Agreement; and

  describe your consideration of whether entering into the Turnkey Agreement resulted in a reconsideration event as described in paragraph 7 of FIN 46R.

Response: In the fourth quarter of 2006, the Company; its wholly-owned British Virgin Islands subsidiary, China Public Security Holdings, Inc. (“CPSH”); CPSH’s wholly-owned PRC subsidiary, Information Security Technology (China) Co., Ltd., formerly Bo Hai Wen Technology (Shenzhen) Company Limited (“IST”); iASPEC; and iASPEC’s shareholders executed a series of agreements that included, a stock purchase agreement, dated October 6, 2006, between Mr. Lin and the Company and a stock purchase agreement, dated October 16, 2006, between Mr. Lin and IST (together, the “SPAs”), a software license agreement (the “SLA”), dated October 20, 2006, between iASPEC and IST, and an exclusive business turnkey agreement (the “Turnkey Agreement”), dated October 9, 2006, between IST and iASPEC. However, in late 2006, the Company’s newly engaged U.S. legal counsel advised the Company that the SPAs, SLA and Turnkey Agreement, needed to be rescinded and terminated in order to properly achieve the restructuring contemplated by the parties to the agreements and to clearly define the commercial arrangements by and among all the parties. The rescission and termination of these agreements was also a condition precedent to the closing of the Company’s January 2007private placement transaction. Simultaneously with the closing of the private placement transaction, the Company rescinded, terminated and restructured the SPAs and the SLA, pursuant to a Rescission; Termination and Share Exchange Agreement, dated January 31, 2007, among IST, CPSH, iASPEC and the iASPEC shareholders (the “Restructuring Agreement”), and amended and restated the Turnkey Agreement, pursuant to an Amended and Restated Business Turnkey Agreement, dated January 31, 2007, among IST, iASPEC and the iASPEC shareholders (the “Amended Turnkey Agreement”).

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

The substance of the commercial arrangements underlying the SPAs, the SLA, and the Turnkey Agreement, did not substantially change with the restructuring and amendment effected by the Restructuring Agreement and the Turnkey Agreement. The October 2006 and January 2007 commercial arrangements with iASPEC were negotiated under the following broad parameters:

(a)

iASPEC and its management recognized that further development and growth of its core business necessitated access to capital markets that were unavailable to iASPEC. The commercial arrangement with CIST allowed access to these markets.

(b)

iASPEC’s management wished to pursue business opportunities separate from their core business. CIST had no interest in participating in any such new opportunities pursued by iASPEC. The commercial arrangements gave iASPEC the rights and abilities to enter into other business opportunities and IST had no rights or obligations with respect thereto.

(c)

The relationships established by iASPEC’s directors, both Mr. Lin and Mr. Cai, with various PRC government bodies were instrumental in the management and retention of these permits. Therefore the commercial arrangements were designed to ensure that, both legally and in substance, control over the licenses and permits remained with iASPEC.

The Company determined that neither the Turnkey Agreement nor the Amended Turnkey Agreement constituted a reconsideration event as contemplated by paragraph 7 of FIN 46R. Both the Turnkey Agreement and the Amended Turnkey Agreement provided for an exclusive subcontracting arrangement whereby iASPEC, as master contractor and systems integrator with various licenses and permits, exclusively engaged IST as its subcontractor to provide iASPEC with certain outsourcing services (to the extent that those services did not violate any special governmental permits held by iASPEC and did not involve the transfer of any sensitive confidential governmental or other data). Both agreements provided for a revenue sharing arrangement whereby IST would receive a percentage of the revenues actually received by iASPEC from servicing contracts, but that IST would be responsible iASPEC’s expenses in providing these services, as well as pay a fee to iASPEC. Because the Company considered that the substance of the contractual arrangement between IST and iASPEC as unchanged, the Company continued to rely upon the FIN 46R scope exception outlined in paragraph 4(h) of FIN 46R and did not reevaluate its FIN 46R analysis in January 2007.

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

In its evaluation of the Amended Turnkey Agreement, the Company considered that the execution thereof did not result in:

(a)	A change in the contractual arrangements between IST and iASPEC that changed the adequacy of iASPEC’s equity investment at risk;

(b)	iASPEC’s equity investment being returned to its equity investors, or other interests becoming exposed to expected losses of iASPEC;

(c)	iASPEC undertaking additional activities or acquiring additional assets that increase its expected losses; and

(d)	iASPEC receiving an additional equity investment that is at risk, or iASPEC curtailing or modifying its activities in a way that decreased any expected losses.

In July 2007, iASPEC and the Company explored the establishment of a closer relationship that would not compromise iASPEC’s government permits. After some negotiation, the parties entered into and consummated the Management Services Agreement (“MSA”), dated as of July 1, 2007, among IST, iASPEC, and the iASPEC shareholders. Under the terms of the MSA, IST now receives 100% of the net received profit of iASPEC and is obligated to reimburse iASPEC for all net losses incurred by iASPEC, no later than the last day of the month following the end of each calendar quarter, commencing on July 1, 2007. IST may also advance to iASPEC, at its sole discretion, amounts to be credited against IST's future obligations to iASPEC, but any such advances will be treated as prepayments and not as loans. iASPEC will have no obligation to repay any such advances except by crediting the amount of such advances against IST's obligation to reimburse net losses, or by adding the amount thereof to net profit when and as requested by IST. In addition, during the term of the MSA, certain material actions of iASPEC or IST now require the affirmative vote of the majority of the Board of Directors of the Company, including the affirmative vote of at least one member of which who is not employed by IST, iASPEC, or any affiliate of either of them. Such material actions include: (a) the nomination, appointment, election or replacement of any members of any Board of Directors of iASPEC (who must be a citizen of the PRC); (b) the approval of any profit distribution plan and loss compensation plan; (c) any merger, division, change of corporate form, dissolution or liquidation of iASPEC; (d) any reimbursement of net losses to iASPEC or other payments or transfers of funds from IST to iASPEC; (e) any declaration of any dividend or any distribution of profits by iASPEC; (f) the formation or disposition of any subsidiary by iASPEC, or the acquisition or disposition of any equity interest or other interest in any other entity by iASPEC; (g) any corporate borrowing or lending by iASPEC except for routine extension of terms to trade creditors; (h) the encumbrance of any of the assets of iASPEC under any lien, except in the ordinary course of business; (i) any change in the methods of accounting or accounting practices of iASPEC; (j) any change in the scope of business of iASPEC, or any decision to engage in any type of business other than those engaged in by iASPEC as of the date of the agreement; or (k) any agreement to do any of the foregoing.

The Company evaluated and determined that the MSA was a reconsideration event and, as disclosed in the 2007 financial statements, determined that the MSA resulted in a VIE relationship with the Company as the primary beneficiary.

With regard to the Staff’s specific questions:

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

  Whether subsequent to entering into the Turnkey Agreement, iASPEC had operations aside from those involving IST and the company:

  Subsequent to entering into the Turnkey Agreement, iASPEC had limited operations separate from those involving IST and the Company. Although both the Turnkey Agreement and the Amended Turnkey Agreement provided exclusivity rights to IST with respect to iASPEC’s non-restricted business, either party was permitted to engage in other business. Specifically, the recitals to the Turnkey Agreement provided that business contracts of this nature were “turnkeyed” to IST, and the recitals in the Amended Turnkey Agreement clarified that IST would provide iASPEC with “certain outsourcing services (to the extent that those services do not violate any special governmental permits held by iASPEC and do not involve the transfer of any sensitive of confidential governmental or other data).” iASPEC still had the right and the ability to pursue additional licenses, permits and opportunities with respected to the restricted business, without limitation or involvement by IST and the Company. iASPEC’s decision not to enter into other substantive operations is independent of the accounting for the Company’s commercial arrangements. In the period from October 9, 2006 to December 31, 2006, and for the 6 months ended June 30, 2007, iASPEC incurred approximately $10,000 and $155,000, respectively, of expenses directly related to supporting and developing alternative business opportunities.

  Compare and contrast iASPEC’s activities, nature of and size, prior to and subsequent to entering into the Turnkey Agreement:

  In 2006 there was no significant change in iASPEC’s activities as a result of the Turnkey Agreement as revenues for the period from October 9, 2006 to December 31, 2006 approximated one quarter of 2006 annual revenues of approximately RMB97 million. iASPEC revenues for the six months ended June 30, 2007, the term of the Amended Turnkey Agreement, were approximately RMB98 million, reflecting the benefits of the commercial arrangements with IST.

  Describe your consideration of whether entering into the Turnkey Agreement resulted in a reconsideration event as described in paragraph 7 of FIN 46R:

  Paragraph 6 of FIN 46R states that “the initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity.” Paragraph 4(h) states that “an entity that is deemed to be a business need not be evaluated by a reporting enterprise to determine if the entity is a VIE unless one or more of the following conditions exist…” IST became involved with iASPEC on October 9, 2006. Management’s initial determination of the contract occurred at this time and it was determined that iASPEC met the definition of a business and did not need to be evaluated to determine if it was a VIE.

9.

We note in the Management Services Agreement, filed as Exhibit 10.1 to Form 8-K filed August 6, 2007, the Recital paragraph C indicates that the Amended Turnkey Agreement provides for the gradual transfer to PST (which at the time was Bo Hai Wen Technology (Shenzhen) Company Limited) the majority of the personnel and assets of iASPEC, Please describe for us the nature of the changes in the Turnkey Agreement as a result of the amendment on January 31, 2007, including any changes in nature and scope of activities, revenue and expense sharing, and personnel and assets used in providing contract services. Describe your consideration of whether entering into the Amended Turnkey Agreement resulted in a reconsideration event as described in paragraph 7 of FIN 46R.

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

Response: Paragraph 7 of FIN 46R states that “the initial determination of whether and entity is a VIE shall be reconsidered if one of more of the following occur…” As outlined above, the Amended Turnkey Agreement was not believed to be a reconsideration event as the substance of this agreement was to more clearly define management’s intent under the original Turnkey Agreement. The Amended Turnkey Agreement did not result in any changes to the nature and scope of activities, revenue and expense sharing, and personnel and assets used in providing contract services as summarized in the following table:

Agreement Date
Nature and Scope of Activities	October 9, 2006	iASPEC shall Turnkey all of its business contracts to IST iASPECs business is defined and contemplated PGIS and CGIS
	January 31, 2007	Exclusive subcontractor arrangement with IST becoming iASPEC's subcontractor to perform all PGIS and CSIS contracts
Revenue and Expense Sharing	October 9, 2006	All expenses incurred to be borne by IST IST pays iASPEC $180k per annum
	January 31, 2007	All expenses incurred to be borne by IST IST pays iASPEC $180k per annum
Personnel used	October 9, 2006	IST is responsible for executing and operating all the contracts that are Turnkeyed
	January 31, 2007	IST shall assemble the workforce necessary to perform subcontracting services
Assets used	October 9, 2006	Software licensed by iASPEC to IST pursuant to SLA
	January 31, 2007	Software licensed by iASPEC to IST pursuant to provision in Turnkey Agreement (SLA terminated)

10.

In your response to comment 7 of our letter dated July 2, 2009 you state that the Turnkey Agreement did not result in a variable interest to the company as it did not entitle the company to iASPEC’s expected residual returns nor did it oblige the company to absorb iASPEC’s expected losses. We note in the Recital paragraph C of the Management Services Agreement indicates that the Amended Turnkey Agreement provides for the transfer from iASPEC to PST of 90% or more of the economic benefit and burden of the operations of iASPEC. Please provide us with your analysis describing more fully how you determined that the company did not have a variable interest in iASPEC as a result of the Amended Turnkey Agreement.

Response: As outlined above, subsequent to entering into the Turnkey Agreement, iASPEC had limited operations separate from those involving IST and the Company. However, iASPEC had the right and the ability to pursue additional opportunities, without limitation or involvement by IST and the Company. iASPEC’s decision not to enter into other substantive operations is independent of the accounting for the Company’s commercial arrangements. In the period from October 9, 2006 to December 31, 2006, and for the 6 months ended June 30, 2007, iASPEC incurred approximately $10,000 and $155,000, respectively, of expenses directly related to supporting and developing alternative business opportunities. Further, the scope exception in paragraph 4 of FIN 46R provides that “an entity that is deemed to be a business need not be evaluated by a reporting enterprise to determine if the entity is a VIE.

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

11.

In your response to comment 7 of our letter dated July 2, 2009 you state that iASPEC did not have a history of significant uncollected receivables that needed to be distributed among the parties. Please describe for us the provisions of the Turnkey Agreement covering losses from uncollected receivables. Clarify if losses from uncollected receivables would be considered as “expenses” incurred from fulfilling business contracts as defined in the Turnkey Agreement filed as Exhibit 2.1 of the Form 8-K filed October 10, 2006.

Response: As outlined in our previous response, the Turnkey Agreement did not include any specific provisions covering losses from uncollectible receivables. The Turnkey Agreement provided that “all expenditures incurred from fulfilling Business Contracts” were to be borne by IST and “other expenses” were to be borne by iASPEC. The Amended and Restated Turnkey Agreement provides that “revenues actually received” were to be paid by iASPEC to IST. Accordingly, losses from uncollectible receivables would be borne by IST. However, as outlined in our response to Items 8 to 10 above, as iASPEC was a business under the definition in FASB Statement No 141(R), the Company relied upon the FIN 46R scope exception outlined in paragraph 4(h) of FIN 46R and did not evaluate iASPEC to determine if it was a VIE.

12.

In your response to comment 7 of our letter dated July 2, 2009 you state that iASPEC’s owners retained the obligation to absorb iASPEC’s losses under the Turnkey Agreement. As you also indicate that iASPEC’s costs and expenses related to the Turnkey Agreement were paid directly from revenues prior to iASPEC’s remittance to IST, please describe for us the nature of expected losses that the iASPEC owners had the obligation to absorb. Describe any changes to the expected loss distribution as a result of the Amended Turnkey Agreement entered into on January 31, 2007. Refer to paragraph 8 of FIN 46R.

Response: Please see our response to Item 10 above, which describes the expected losses that iASPEC’s owners were expected to absorb. There was no change to the expected loss distribution as a result of the Amended Turnkey Agreement.

13.

As a related matter, since all revenues under the Turnkey Agreement were remitted to IST net of iASPEC’s costs and expenses, please describe for us the nature of the expected residual returns resulting from the operating results of the iASPEC under the Turnkey Agreement. Describe any changes in revenue sharing and residual returns as a result of the January 31, 2007 Amended Turnkey Agreement. Refer to paragraph 8 of FIN 46R.

Response: Please see our response to Item 10 above. There was no change to the revenue sharing and residual returns as a result of the Amended Turnkey Agreement.

14.

In your response to comment 7 of our letter dated July 2, 2009 you indicate that as a practical matter iASPEC’s costs and expenses were paid directly from revenues prior to iASPEC’s remittance of revenues to IST. Based on the reconciliation to non-GAAP results of operations for 2007 contained on page 35 in your previously filed Form 10-K, it appears you present the revenues, net of related expenses, as a single line item in your Statements of Operations. Please confirm whether this is true, and if so, describe your basis for that presentation, including the specific accounting literature upon which you relied.

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

Response: The Staff’s understanding of the accounting for amounts earned under the Turnkey Agreement is correct, in that net amounts earned under the Turnkey Agreement were recorded net as related party revenues in the consolidated statement of operations. As outlined in our previous response dated August 12, 2009, the Turnkey Agreement allowed the Company and iASPEC an opportunity to resolve various legal, regulatory, procedural and operating issues relating to the business agreement and essentially resulted in a transition period between October 2006 and July 2007 when the MSA was executed. During this transition period, iASPEC remained the primary obligor in arrangements with its customers; iASPEC retained general inventory risk for hardware purchased for resale or incorporation into integrated projects; iASPEC retained latitude in establishing pricing on its customer contracts serviced by IST; iASPEC remained involved in the determination of product and service specifications and iASPEC had physical loss inventory risk for hardware. The Company evaluated these factors in accordance with EITF 99-19 and concluded that net reporting by the Company was appropriate. The Company provided additional details relating to the amounts earned under the Turnkey Agreement by disclosing in the notes to the financial statements the gross revenues per the contracts turnkeyed to IST, and costs and expenses incurred in the servicing of those contracts.

15.

As a related matter, we note that in response to comments 3 and 4 of our letter dated July 2, 2009 you removed the presentation of non-GAAP financial data, including the “reallocation of related party revenue” adjustments. Please describe for us more fully the purpose of the previously presented “reallocation of related party revenue” adjustments and how the adjustments were determined.

Response: The 2007 non-GAAP financial data of the Company included iASPEC as though it were essentially consolidated from January 1, 2007. Because iASPEC did not become the Company’s VIE until July 1, 2007, the GAAP financial data included net amounts earned under the Turnkey Agreement as “related party revenues.” The amounts included in the reallocation of related party revenues were derived from iASPEC’s trial balance, and essentially involved the separation of revenues and costs into individual line items. The non-GAAP data was included to assist readers in fully understanding the volume of business conducted by the Company under the Turnkey Agreement.

Note 5. Short-Term Investments, page F-20

16.	We note your response to comment 8 of our letter dated July 2, 2009. Please tell us the following with respect to the investments and the guarantee provided by Mr. Lin:

whether Mr. Lin’s guarantee explicitly covered losses incurred related to the equity securities received in exchange for the equity-linked notes (“ELNs”);
the specific terms of the guarantee, including any limitations in loss coverage and the agreed upon timing and form of payment to the company under the agreement;
your basis for considering the guarantee agreement to be similar to a put option to be accounted for pursuant to SFAS 133, including how the guarantee meets the definition of derivative;
where you reported the put option asset on your balance sheet as of December 31, 2007;
how you arrived a $526,000 as the difference between the carrying value and fair value of the investments as of December 31, 2007; and
how you met the disclosure requirements of paragraph 44C of SFAS 133 and paragraph 21(e) of SFAS 115.

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

Response: In response to the Staff’s specific questions

  whether Mr. Lin’s guarantee explicitly covered losses incurred related to the equity securities received in exchange for the equity-linked notes (“ELNs”);

  The guarantee from Mr. Lin covered any potential losses arising from the investment in the three equity linked notes in aggregate. It is reasonable to conclude that the guarantee covered the potential losses from the ELNs and the equity securities received in exchange for the ELNs. In securing Mr. Lin’s guarantee, the Company’s intent was to ensure that the Company would not be financially worse off by making the ELN investments in aggregate than otherwise.

  the specific terms of the guarantee, including any limitations in loss coverage and the agreed upon timing and form of payment to the company under the agreement;

  On November 7, 2007, when Mr. Lin’s guarantee was first provided, it covered any potential losses arising from the investment in the three equity linked notes in aggregate. It did not include any specific terms, with the understanding from all parties that specific terms would be set forth at the expiration of the ELNs, as is common practice in China.

  The ELNs matured on December 28, 2007 and equity securities underlying two of the ELNs were surrendered by the bank to the Company. To specify the procedures in performing Mr. Lin’s guarantee, on January 2, 2008, the Company and Mr. Lin agreed that the Company would sell the securities no later than June 30, 2008 and that the aggregate loss from the three ELNs would be calculated based on the final results after liquidating the entire equity positions. Mr. Lin was to make a deposit of $526,000 with the Company no later than March 15, 2008. This amount equaled the unrealized loss of $526,000 on the underlying securities as of December 31, 2007. If the sale of the underlying securities ultimately resulted in an aggregate realized gain from the 3 ELNs, Mr. Lin would be returned the full deposit; If the sale of the underlying securities resulted in an aggregate loss less than the deposited amount, Mr. Lin would be reimbursed to the extent of any unrealized losses that he had deposited with the Company; if the sale of the underlying securities ultimately resulted in a realized loss greater than the deposited amount, Mr. Lin would reimburse the Company for any loss amounts over and above $526,000 previously deposited.

  The equity securities were actually sold in March 2008, at which time Mr. Lin paid the Company approximately $4,080,000 under the guarantee.

  your basis for considering the guarantee agreement to be similar to a put option to be accounted for pursuant to SFAS 133, including how the guarantee meets the definition of derivative;

  We believe that the guarantee agreement may be considered similar to a derivative instrument as defined in paragraph 6 of SFAS 133.

  First, the guarantee has “one or more underlyings” as mentioned in paragraph 6.a. In this case, the guarantee has three underlyings, which are the values of the three Hong Kong Stock exchange traded shares. Meanwhile, the guarantee meets the requirement of having “one or more notional amounts”.

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

  In this case, the guarantee has three notional amounts which are the amounts paid by the Company for each of the equity linked notes. Second, the “initial investment is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors” as required by 6.b. In this case the “initial investment” is the estimated fair value of the guarantee at inception. The value of the guarantee is smaller than the value of the three underlying equity securities. Third, the terms require net settlement, in that the only settlement method is a payment by Mr. Lin to the Company for the excess of the amounts paid by the Company for the equity linked notes over the sales price of equity securities. Further, the guarantee issued by Mr. Lin, is not a financial guarantee contract as discussed in SFAS 133 paragraph 10.d., meaning the guarantee does not only incidentally guarantee credit risk from the issuer of the equity linked-notes (i.e., the inability of the issuer to deliver shares or cash at the maturity date less than two months subsequent to the issue date.) Virtually all of the guarantee’s value was a guarantee of the sufficiency of the market value of the underlying equity shares.

  We believe that the guarantee contract is economically similar to a put option on the underlying equity shares as the amount to be received by the Company under the guarantee would be the excess of the amounts paid for the equity linked notes over the value of the underlying securities when sold, in effect the cash settlement value of a put option. It is similar to a put option although not the same as a “textbook” put option in that the three note securities are “cross-collateralized” (i.e., the excess of the value of one security over the cost would offset the spread paid on the others). We do not think that these complications make the guarantee not similar to an option, we believe they only make the option a complex one.

  where you reported the put option asset on your balance sheet as of December 31, 2007;

  At December 31, 2007, the fair value of the guarantee was estimated to be $526,000, an amount not believed to be material to financial statements users for separate disclosure on the face of the balance sheet in accordance with paragraph 44C (a) of FASB 133. Accordingly the fair value of the guarantee was offset against losses in the fair value of the underlying equity securities and included with Investment in Marketable Securities and discussed in Note 5 to the financial statements.

  how you arrived a $526,000 as the difference between the carrying value and fair value of the investments as of December 31, 2007; and

  On December 28, 2007, one of the ELNs with a carrying value of $7,571,000 was settled for cash of $7,687,000. The gains on this transaction were $116,000.

  On December 31, 2007, the cost of the other two ELNs was $15,083,000 combined and the ELNs were converted to 4,193,400 shares and 14,416,200 shares of the underlying equity securities pursuant to the agreement. The closing price for the respective underlying equity securities in Hong Kong Stock Exchange at December 31, 2007 was $1.78 (HK$ 13.90) and $0.48 (HK$3.77). The fair values of the two ELNs were $7,464,000 and $6,977,000. The losses for these two ELNs as at December 31, 2007 were $642,000.

  Since the guarantee covered the total loss from the three ELNs in aggregate, we combined the gains and losses for the three ELNs. As such, the difference between the carrying value and fair value of the investments as of December 31, 2007 was $526,000.

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

  how you met the disclosure requirements of paragraph 44C of SFAS 133 and paragraph 21(e) of SFAS 115.

  As discussed above, the estimated fair value of the guarantee was $526,000 at December 31, 2007. Management believes that the disclosures provided in Note 5 to the financial statements are sufficient and that the $526,000 is not material to financial statement users such as to require, in accordance with paragraph 44C (a) to FASB 133 a separate line on the balance sheet. Accordingly the fair value of the put was offset by the decline in the fair value of the underlying equity securities. Similarly the gains on the put were offset against the losses on the equity securities in the statement of operations. Total assets at December 31 2007 were approximately $89 million and net income was approximately $13 million. The put option represents approximately 0.6% of total assets and approximately 4% of net income.

17.	In response to comment 8 of our letter dated July 2, 2009 you state that because Mr. Lin provided the guarantee at inception of the investment and performance under the guarantee did not constitute payment of a company expense or an extinguishment of debt, the payment received under the guarantee was not considered a capital contribution. Please explain how the guarantee being provided at inception of the investment is relevant to the decision of whether this represents a capital contribution. As Mr. Lin received no apparent consideration or benefit in exchange for providing the guarantee and the payment under the guarantee agreement compensates the company for losses incurred, please explain your basis for not considering the payment as a capital contribution.

Response: As outlined in our response dated August 12, 2009, we believe that performance under the guarantee is not a capital contribution, rather, it is an investment loss on the part of the guarantor (be it Mr. Lin or other parties). We concur with the Staff that provision of the guarantee at inception was a capital contribution at that time. The fair value of the guarantee was estimated to be approximately $400,000 at inception.

We arrived at this estimate by using the following analysis:

First, the equity linked notes are similar to put options whereby the Company sold three put options to the issuer of the equity linked notes covering each of the underlying stocks. Should the underlying stocks appreciate in market price above the strike prices, the Company would collect a fixed profit that is equivalent to the differences between the nominal values and settlement amounts of each of the equity linked notes. This fixed profit is equivalent to the price of the put option that the Company sold to the issuer of the equity linked notes. Should the underlying stocks depreciate in market price relative to their strike prices, the Company would receive the underlying stocks in settlement of the equity linked notes. Therefore, the difference between the nominal value and the settlement amount of each equity linked note is in essence the price of the put option for each ELN accepted by the market place. This difference added up to approximately $390,500, for all three ELNs.

In hedging the risk upon entering into the equity linked notes transactions, the Company obtained the guarantee from Mr. Lin. The guarantee from Mr. Lin works similarly to the mirror image of the equity linked notes in that should the underlying stocks appreciate in prices relative to the strike prices, Mr. Lin does not benefit from the guarantee. Should the underlying stocks depreciate relative to the stock prices, Mr. Lin would have to bear the loss which would otherwise have to be borne by the Company. As such, we believe the value of Mr. Lin’s guarantee at its inception should be benchmarked against the market prices of the put option that had been accepted in the market place, i.e., the $390,500 difference between the nominal value and the settlement amount of each of the three ELNs (the "Benchmark Value").

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

Relative to the Benchmark Value, there are two offsetting factors to be considered in valuing the guarantee: First, the guarantee covered the three ELNs in the aggregate, which allowed the gains from some of the ELNs to offset the losses from the others. This diversification benefit should serve to reduce the value of the guarantee from the Benchmark Value. Second, the January 2, 2008 clarification provided that the guarantee covered a period from inception to June 30, 2008, while the duration of the ELNs was one month. The longer duration of the guarantee than the ELNs should add to the value of the guarantee over the benchmarked value.

We believe that the impact from these two factors approximately offset each other and estimated the guarantee at the inception to be worth $400,000.

Below we have set out our analysis of the facts and circumstances related to the accounting for the transaction on December 31 2007 and the materiality of the potential adjustment. It documents management's conclusion that any potential adjustment is immaterial when applying the guidance of Staff Accounting Bulletin No. 99 ("SAB 99"). We have reviewed this matter with our independent auditors and the independent auditors are in agreement.

SAB 99 Analysis

Assessment

SEC Staff Accounting Bulletin No. 99 - Materiality ("SAB 99") is the relevant guidance that needs to be applied to the facts of our situation. SAB 99 states that both quantitative and qualitative factors need to be taken into consideration when assessing materiality. Per SAB 99 "quantifying...the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is 'material' if there is substantial likelihood that a reasonable person would consider it important."

SAB 99 also refers to Statement of Financial Accounting Concepts No. 2 which defined materiality as "the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item."

SAB 99 specifically states, "In the context of a misstatement of a financial statement item, while the 'total mix' includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both 'quantitative' and 'qualitative' factors in assessing an item's materiality."

Quantitative Factors

An analysis of the numeric impact of the capital contribution on the December 31, 2007 financial statements is as follows:

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

Net Income
As reported	$13,331,452
As corrected	$12,923,452
$ Difference	$400,000
% of Net Income	3%
EPS:
Basic, as reported	$0.34
As corrected	$0.33
Difference	$0.01
EPS:
Diluted, as reported	$0.33
As corrected	$0.32
Difference	$0.01

Quantitatively, we believe that the amount is clearly not material to the year ended December 31, 2007. The transaction had no quantitative impact on the previously issued statements of cash flows or any discussion on liquidity in MD&A section as this was a non-cash item.

Qualitative Factors

SAB 99 identifies certain qualitative considerations to take into account in assessing the materiality of an error which is not intended to be an exhaustive list:

1.

Is the misstatement subject to precise measurement? – No, the fair value of the capital contribution is an estimate based on the difference between the amount invested in the ELNs and the maximum return expected thereunder.

2.

Does the misstatement mask a change in earnings or other trends? – No, as outlined above the estimated fair value of the capital contribution results in a decrease in net income to approximately $12.9 million from $approximately $13.3 million. It has no effect on revenues or other trends.

3.

Does the misstatement hide a failure to meet analyst's expectations? – No. As of December 31, 2007, one sell-side analyst had coverage on the Company with an estimated diluted EPS for FY2007 of $0.35. We reported diluted EPS for FY2007 of $0.33, missing the analysts’ expectation by $0.02. The misstatement would have reduced our diluted EPS by another $0.01. Therefore, the misstatement does not ‘hide a failure to meet analyst’s expectations’.

4.	Does the misstatement change a loss into income or vice versa? – No, the misstatement reduces reported net income of approximately $13.3 million to approximately $12.9 million.

5.	Does the misstatement concern a segment or portion of the business playing a significant role in operations – No, the misstatement does not affect the reported segment results.

6.

Does the misstatement affect compliance with regulatory requirements? – No, the misstatement does not in any way affect compliance with regulatory requirements because the Company is not subject to any substantive regulatory requirements in any jurisdiction (other than the SEC) related in any manner to its financial statements.

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

7.	Does the misstatement affect compliance with loan covenants or contractual requirements? – No, the misstatement does not affect compliance with loan covenants or contractual requirements

8.

Did the misstatement have the effect of increasing management compensation? – No, the misstatements do not have the effect of ‘increasing management compensation’ as the subject of the misstatement relates entirely to non-compensation matters.

9.

Did the misstatement involve concealment of an unlawful transaction? – No, the misstatement does not involve ‘concealment of an unlawful transaction’ or any transaction but rather are limited entirely to questions of non-cash valuation of a capital contribution transaction which is fully disclosed.

10.

Was the misstatement intentional? – No, the misstatement was not ‘intentional’ but rather the result of a differing interpretation of applicable accounting principles as has been discussed at length in correspondence with the SEC prior to this date.

Conclusion

We believe the quantitative amount of the misstatement was not material to those financial statements and our analysis of qualitative factors support our materiality assessment. Our conclusion is that we do not believe a reasonable person would have formed a different conclusion regarding the Company if the financial statements had been reflected the capital contribution.

Our conclusion is based on the following factors. First, we do not believe reflecting an additional $400,000 of non-cash capital contribution expense on our financial statements as of December 31, 2007 would have had any bearing on the investment decision of any persons investing in the Company's securities either through private placement or through market transactions. As stated above, we believe a reasonable investor would have based their decision on the future prospects of the business and on the Company's capital structure on which business prospects and capital structure the non-cash, capital contribution expense had no impact. Second, the additional non-cash capital contribution expense would not have changed income into a loss, changed any operating trend in the business, or changed the reported cash flows from operations, financing or investing activities. We do not believe a reasonable investor who read our financial statements as of December 31, 2007 would have viewed our reported $13,331,452 income any differently than a $12,923,452 income, particularly due to the non-cash expense nature of the change. Third, the transaction had no effect on any contractual requirements, loan covenants, expectations or compensation nor did it conceal an unlawful transaction. Fourth, the transaction was disclosed in the notes to the financial statements. Fifth, the misstatement was unintentional. Management believed the Company was properly accounting for the transaction.

Form 10-Q for the Quarterly Period Ended June 30, 2009
Item 1. Financial Statements
Notes to the Condensed Consolidated Financial Statements (unaudited)
Note 2. Summary of Significant Accounting Policies
(c) Revenue Recognition, page 10

18.

In your response to comments 11 and 13 of our letter dated July 2, 2009 you indicate that the non-essential services typically include hardware or software training and phone support and that you consider these services to be post-contract customer support (“PCS’). Please tell us if you charge an additional fee for these services or if they are stated separately such that the total price of a contract would vary as a result of inclusion or exclusion of the services, Additionally, describe your basis for considering the hardware and software training services as PCS. Refer to paragraphs 63 and 149 (glossary) of SOP 97-2.

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

Response: We do not charge an additional fee for training or phone support services that are provided to our customers and the total price of a contract would not vary as a result of the inclusion or exclusion of these services. We concur with the Staff that training services provided to customers are not PCS in accordance with SOP 97-2. In accordance with paragraph 67 of SOP 97-2, the entire arrangement fee should be recognized as the services are performed, which historically for training services has been commensurate with the period over which revenues are recognized in accordance with SOP 81-1. PCS consisting of phone support is accounted for over the same period under the exception provided in paragraph 59 of SOP 97-2.

* * * * *

Mark P. Shuman
Division of Corporation Finance

November 2, 2009

If you would like to discuss our response, the Amendment or any other matters regarding CIST, please contact Dawn M. Bernd-Schulz, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8345.

Sincerely,

CHINA INFORMATION SECURITY TECHNOLOGY, INC.

By: /s/Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer